SECURED TERM NOTE

FOR VALUE RECEIVED, each of PNEUTECH INC., a corporation organized under the laws of Canada (“Pneutech”), ROUSSEAU CONTROLS INC., a corporation organized under the laws of Canada (“Rousseau”), and HYDRAMEN FLUID POWER LIMITED, a corporation organized under the laws of Ontario (“Hydramen” together with Pneutech and Rousseau, each a “Company” and collectively, the “Companies”), jointly and severally (solidarily), promises to pay to FEDERAL PARTNERS, L.P., a Delaware limited partnership (the “Holder”) or its registered assigns or successors in interest, the sum of Two Million Dollars (Cnd.$2,000,000), together with any accrued and unpaid interest hereon, on May 9, 2007 (the “Maturity Date”) if not sooner indefeasibly paid in full.

Capitalized terms used herein without definition shall have the meanings ascribed to such terms in those certain General Security Agreements and Deeds of Hypothec, as the case may be, dated as of the date hereof by and between each of the Companies and the Holder (as amended, restated, modified and/or supplemented from time to time, collectively, the “Security Agreements”).

The following terms shall apply to this Secured Term Note (this “Note”):

ARTICLE I
INTEREST AND REDEMPTION

1.1 Contract Rate. Subject to Sections 2.2 and 3.10, interest payable on the outstanding principal amount of this Note (the “Principal Amount”) shall accrue at a rate per annum equal to the sum of (i) the “prime rate” published in The Wall Street Journal from time to time (the “Prime Rate”), plus two percent (2%) (the “Cash Contract Rate”), plus (ii) five percent (5%) (the “PIK Contract Rate”) (the sum of (i) and (ii) shall be referred to as the “Contract Rate”). The Cash Contract Rate shall be increased or decreased as the case may be for each increase or decrease in the Prime Rate in an amount equal to such increase or decrease in the Prime Rate; each change to be effective as of the day of the change in the Prime Rate. Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on December 1, 2006, on the first business day of each consecutive calendar month thereafter through and including the Maturity Date, and on the Maturity Date, whether by acceleration or otherwise (each date upon which interest shall be so payable, an “Interest Payment Date”). Through any Interest Payment Date, interest on the Principal Amount that shall have accrued at the Cash Contract Rate and shall remain unpaid as of such Interest Payment Date (for any Interest Payment Date, a “Cash Interest Amount”) shall be paid in immediately available funds by the Companies to the Holder on such Interest Payment Date. Through any Interest Payment Date, interest on the Principal Amount that shall have accrued at the PIK Interest Rate and shall remain unpaid as of such Interest Payment Date (for any Interest Payment Date, a “PIK Interest Amount”) shall not be paid on such Interest Payment Date. All outstanding PIK Interest Amounts shall be due and payable on the Maturity Date. Notwithstanding any other provision of this Note, the Companies may, in their sole discretion, pay any PIK Interest Amount on any Interest Payment Date in immediately available funds without any premium or penalty.

1.2 Optional Redemption in Cash. The Companies may prepay this Note (“Optional Redemption”) by paying to the Holder a sum of money equal to one hundred percent (100%) of the Principal Amount outstanding at such time together with accrued but unpaid Cash Interest Amounts and PIK Interest Amounts and any and all other sums due, accrued or payable to the Holder arising under this Note, the Security Agreements or any Ancillary Agreement (the “Redemption Amount”) outstanding on the Redemption Payment Date (as defined below). The Companies shall deliver to the Holder a written notice of redemption (the “Notice of Redemption”) specifying the date for such Optional Redemption (the “Redemption Payment Date”), which date shall be within seven (7) business days after the date of the Notice of Redemption (the “Redemption Period”). On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder. In the event the Companies fail to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then such Redemption Notice will be null and void. For purposes hereof, the term “Ancillary Agreement” means all documents, agreements, instruments, security agreements, mortgages and deeds of hypothecs executed by or on behalf of any Company to Holder, relating to this Note or to the transactions contemplated by this Note or otherwise relating to the relationship between or among any Company and Holder, as each of the same may be amended, supplemented, restated or otherwise modified from time to time.

1.3 Canada Interest Act. For the purpose of complying with the Interest Act (Canada), it is expressly stated that where interest is calculated pursuant hereto at a rate based upon a 360-day period (for the purposes of this Section, the “first rate”), the yearly rate or percentage of interest to which the first rate is equivalent is the first rate multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, and the parties hereto acknowledge that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates and that the calculations herein are to be made using the nominal rate method and not on any basis that gives effect to the principle of deemed reinvestment of interest.

ARTICLE II
EVENTS OF DEFAULT

2.1 Events of Default. The occurrence of any of the following events set forth in this Section 2.1 shall constitute an event of default (“Event of Default”) hereunder:

(a) Failure to Pay. The Companies fail to pay when due any installment of principal, interest or other fees hereon in accordance herewith, or the Companies fail to pay any of the other Obligations when due, and, in any such case, such failure shall continue for a period of three (3) days following the date upon which any such payment was due.

(b) Breach of Covenant. Any Company breaches any covenant or any other term or condition of this Note in any material respect and such breach, if subject to cure, continues for a period of fifteen (15) days after the occurrence thereof.

(c) Breach of Representations and Warranties. Any representation, warranty or statement made or furnished by any Company in this Note, the Security Agreements or any Ancillary Agreement shall at any time be false or misleading in any material respect on the date as of which made or deemed made.

(d) Default Under Other Agreements. The occurrence of any default (or similar term) in the observance or performance of any agreement or condition relating to any indebtedness for borrowed money, including indebtedness owing by any Company to Greystone Business Credit II LLC and/or Laurus Master Fund, Ltd. beyond the period of grace (if any), the effect of which default is to cause, or permit the holder or holders of such indebtedness or beneficiary or beneficiaries of such contingent obligation to cause, such indebtedness to become due prior to its stated maturity or such contingent obligation to become payable.

(e) Material Adverse Effect. Any change or the occurrence of any event which could reasonably be expected to have a Material Adverse Effect (as defined below). “Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, liabilities, condition (financial or otherwise), properties, operations or prospects of any Company individually or the Companies taken as a whole, (b) any Company’s ability to pay or perform the Obligations in accordance with the terms hereof, the Security Agreement or any Ancillary Agreement, (c) the value of the Collateral or the Hypothecated Property, the Liens on the Collateral or the Hypothecated Property or the priority of any such Lien or (d) the practical realization of the benefits of the Holder’s rights and remedies under this Note, the Security Agreements and any Ancillary Agreements.

(f) Bankruptcy. Any Company shall (i) apply for, consent to or suffer to exist the appointment of, or the taking of possession by, a receiver, interim receiver, custodian, trustee or liquidator or like official of itself or of all or a substantial part of its property, (ii) make a general assignment for the benefit of creditors, (iii) commence a voluntary case or proceeding under applicable federal or foreign bankruptcy laws (as now or hereafter in effect), save and except for the proceedings referred to below under Sub-Section 2.1(h), (iv) be adjudicated a bankrupt, (v) acquiesce to, without challenge within ten (10) days of the filing thereof, or failure to have dismissed, within thirty (30) days, any petition or proceeding filed against it in any involuntary case or proceeding under such bankruptcy laws, or (vi) take any action for the purpose of effecting any of the foregoing.

(g) Judgments. Attachments or levies in excess of $50,000 in the aggregate are made upon any Company’s assets or a judgment is rendered against any Company’s property involving a liability of more than $50,000 which shall not have been vacated, discharged, stayed or bonded within thirty (30) days from the entry thereof.

(h) Insolvency/CCAA Proceedings. Any Company shall (i) cease operations of its present business or (ii) fail to file a plan of arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada) in the court file bearing number 500-11-028846-067 of the Quebec Superior Court, District of Montreal by December 5, 2006 and such plan of arrangement is not approved by the requisite majority of its creditors and sanctioned by such Court on or before February 5, 2007.

(i) Change of Control. A Change of Control (as defined below) shall occur with respect to any Company, unless the Holder shall have expressly consented to such Change of Control in writing. A “Change of Control” shall mean any event or circumstance as a result of any Company merging or consolidating with, or selling all or substantially all of its assets to, any other person or entity.

(i) Indictment; Proceedings. The indictment or threatened indictment of any Company or any executive officer of any Company under any criminal statute, or commencement or threatened commencement of criminal or civil proceeding against any Company or any executive officer of any Company pursuant to which statute or proceeding penalties or remedies sought or available include forfeiture of any of the property of any Company.

(j) Default Under Other Agreements. (i) An Event of Default shall occur under and as defined in any Security Agreement or any Ancillary Agreement, (ii) any Company shall breach any term or provision of any other agreement in any material respect and such breach, if capable of cure, continues unremedied for a period of fifteen (15) days after the occurrence thereof, (iii) any Company attempts to terminate, challenges the validity of, or its liability under, any other agreement, (iv) any proceeding shall be brought to challenge the validity, binding effect of any other agreement or (v) any other agreement ceases to be a valid, binding and enforceable obligation of any Company (to the extent such Company is a party thereto).

(k) Use of Proceeds. Any Company shall use the proceeds of this Note for any purpose other than as permitted under Section 3.12 hereof.

2.2 Default Interest. Following the occurrence and during the continuance of an Event of Default, the Companies shall, jointly and severally, pay additional interest on the outstanding principal balance of this Note in an amount equal to two percent (2%) per month, and all outstanding obligations under this Note, the Security Agreements and each Ancillary Agreement, including unpaid interest, shall continue to accrue interest at such additional interest rate from the date of such Event of Default until the date such Event of Default is cured or waived.

2.3 Default Payment. Following the occurrence and during the continuance of an Event of Default, the Holder, at its option, may demand repayment in full of all obligations and liabilities owing by Companies to the Holder under this Note, the Security Agreements and/or any Ancillary Agreement and/or may elect, in addition to all rights and remedies of the Holder under the Security Agreements and any Ancillary Agreement and all obligations and liabilities of the Companies under the Debtor Agreements, to require the Companies to make a default payment (“Default Payment”). The Default Payment shall be one hundred thirty percent (130%) of the outstanding principal amount of this Note, plus accrued but unpaid interest, all other fees then remaining unpaid, and all other amounts payable hereunder. The Default Payment shall be applied first to any fees due and payable to the Holder pursuant to this Note, the Security Agreements and/or the Ancillary Agreements, then to accrued and unpaid interest due on this Note and then to the outstanding principal balance of this Note. The Default Payment shall be due and payable immediately on the date that the Holder has demanded payment of the Default Payment pursuant to this Section 2.3.

ARTICLE III
MISCELLANEOUS

3.1 Issuance of New Note. Upon any partial redemption of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Companies to the Holder for the principal balance of this Note and interest which shall not have been paid as of such date. Subject to the provisions of Article III of this Note, the Companies shall not pay any costs, fees or any other consideration to the Holder for the production and issuance of a new Note.

3.2 Cumulative Remedies. The remedies under this Note shall be cumulative.

3.3 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

3.4 Notices. Any notice herein required or permitted to be given shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Companies at the address set forth below the signature of the Companies hereto, and to the Holder at the following address: Federal Partners, L.P. c/o The Clark Estates, Inc., 1 Rockefeller Plaza, 34th Floor, New York, New York 10020, Attn: Stephen M. Duff, facsimile number (212) 977-3425, or at such other address as the Companies or the Holder may designate by ten days advance written notice to the other parties hereto.

3.5 Amendment Provision. The term “Note” and all references thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument as such successor instrument may be amended or supplemented.

3.6 Assignability. This Note shall be binding upon each Company and their respective successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns. No Company may assign any of its obligations under this Note without the prior written consent of the Holder, any such purported assignment without such consent being null and void.

3.7 Cost of Collection. In case of any Event of Default under this Note, the Companies shall, jointly and severally, pay the Holder the Holder’s reasonable costs of collection, including reasonable attorneys’ fees.

3.8 Governing Law, Jurisdiction and Waiver of Jury Trial.

(a) THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

(b) EACH COMPANY HEREBY CONSENTS AND AGREES THAT THE STATE OR FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK OR THE QUEBEC SUPERIOR COURT, FOR THE DISTRICT OF MONTREAL SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN ANY COMPANY, ON THE ONE HAND, AND THE HOLDER, ON THE OTHER HAND, PERTAINING TO THIS NOTE OR ANY OF THE OTHER RELATED AGREEMENTS OR TO ANY MATTER ARISING OUT OF OR RELATED TO THIS NOTE, THE SECURITY AGREEMENTS OR ANY ANCILLARY AGREEMENTS; PROVIDED, THAT EACH COMPANY ACKNOWLEDGES THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF THE COUNTY OF NEW YORK, STATE OF NEW YORK OR THE QUEBEC SUPERIOR COURT, FOR THE DISTRICT OF MONTREAL; AND FURTHER PROVIDED, THAT NOTHING IN THIS NOTE SHALL BE DEEMED OR OPERATE TO PRECLUDE THE HOLDER FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO COLLECT THE OBLIGATIONS, TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE HOLDER. EACH COMPANY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH COMPANY HEREBY WAIVES ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS. EACH COMPANY HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO SUCH COMPANY AT THE ADDRESS SET FORTH BENEATH THE SIGNATURE OF SUCH COMPANY HERETO AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF SUCH COMPANY’S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. OR CANADIAN MAILS, PROPER POSTAGE PREPAID.

(c) EACH COMPANY DESIRES THAT ITS DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH COMPANY HERETO WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE BETWEEN THE HOLDER AND/OR ANY COMPANY ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THIS NOTE, THE SECURITY AGREEMENTS OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS RELATED HERETO OR THERETO.

3.9 Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, the Holder could purchase in the New York foreign exchange market, the Original Currency with the Second Currency on the date two (2) business days preceding that on which judgment is given. Each Company agrees that its obligation in respect of any Original Currency due from it hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the business day following the date the Holder receives payment of any sum so adjudged to be due hereunder in the Second Currency, the Holder may, in accordance with normal banking procedures, purchase, in the New York foreign exchange market, the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Company agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify the Holder against such loss. The term “rate of exchange” in this Section 3.9 means the spot rate at which the Holder, in accordance with normal practices, is able on the relevant date to purchase the Original Currency with the Second Currency, and includes any premium and costs of exchange payable in connection with such purchase.

3.10 Severability. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note.

3.11 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by such law, any payments in excess of such maximum rate shall be credited against amounts owed by the Companies to the Holder and thus refunded to the Companies.

3.12 Use of Proceeds. The Companies shall use the proceeds of the loans made under this Note solely to (a) purchase inventory in the ordinary course of their business, (b) make the Closing Payment (as defined in Section 3.13 hereof), (c) pay a portion of the fees and expenses of the Companies incurred in connection with the transactions contemplated under this Note in the amount of $50,000 and (d) pay a portion of the fees and expenses of the Holder incurred in connection with the transactions contemplated under this Note in the amount of $50,000.

3.13 Payment. Upon execution of this Note by each Company and the Holder, the Companies shall jointly and severally (solidarily) pay to the Holder, a non-refundable payment in an amount equal to three and one-half percent (3.50%) of the original principal amount of this Note (the “Closing Payment”). Such payment shall be deemed fully earned on the date hereof and shall not be subject to rebate or proration for any reason.

3.14 Taxes. The Companies shall, jointly and severally (solidarily), pay principal, interest and all other amounts payable hereunder, or under the Security Agreements or any Ancillary Agreement, without any deduction whatsoever, including any deduction for any set-off or counterclaim or deduction or withholding for any taxes, levies, imposts, deductions, charges or withholdings of whatever kind or nature.

The Companies agree to indemnify and hold harmless the Holder for the full amount of taxes (including any taxes imposed or assessed by any jurisdiction on amounts payable under the Note and any withholdings or remittances required by law to be made by the Holder on any payments made by the Companies thereunder, but excluding other taxes that are imposed on or measured solely by net income or profits) paid by the Holder as a result of the transactions contemplated by this Note or any other Ancillary Agreements and any liability (including penalties, interest, additions to tax and expenses) arising therefrom or with respect thereto, whether or not such taxes were correctly or legally asserted. Payment under this indemnification shall be made within five (5) business days after the date the Holder makes written demand therefor to the Companies.

If any Company shall be required by law to deduct or withhold any taxes from or in respect of any sum payable hereunder to the Holder, then:

(a) the sum payable to the Holder shall be increased as necessary so that after making all required deductions and withholdings, the Holder receives an amount equal to the sum it would have received had no such deductions or withholdings been made;

(b) such Company shall make such deductions and withholdings;

(c) such Company shall pay the full amount deducted or withheld to the relevant taxing authority or other authority in accordance with applicable law;

(d) without duplication of amounts paid under clause (a) above, each Company shall also pay to the Holder for the account of the Holder, at the time interest is paid, all additional amounts which the Holder specifies as necessary to preserve the after-tax yield the Holder would have received if such taxes had not been imposed; and

(e) without duplication of amounts paid under clauses (a) and (d), the applicable Company shall indemnify and save harmless the Holder from and in respect of any taxes required by them to be paid, deducted or withheld and remitted.

Each Company shall file when due all tax returns and other reports which it is required to file, pay or provide for the payment, on or prior to the time when due or delinquent, of all taxes, fees, assessments, and other governmental charges against it or upon its property, income and franchises, make all required withholding and other tax remittances and deposits, and establish adequate reserves for the payment of all such items, and shall provide to the Holder, upon request, satisfactory evidence of its timely compliance with the foregoing.

Notwithstanding anything contained herein to the contrary, the provisions of this Section 3.14 shall survive the expiration or termination of this Note and the other Ancillary Agreements.

3.15 Joint and Several Liability.

(a) All obligations and liabilities under this Note (the “Obligations”) shall be joint and several (solidary), and the Companies shall make payment upon the maturity of the Obligations by acceleration or otherwise, and the Obligations on the part of the Companies shall in no way be affected by any extensions, renewals and forbearance granted by the Holder to any Company, failure of the Holder to give any Company any notice, any failure of the Holder to pursue to preserve its rights against any Company, the release by the Holder of any collateral now or hereafter acquired by any Company, and such agreement by any Company to pay upon any notice issued pursuant hereto is unconditional and unaffected by prior recourse by the Holder to any Company or any collateral for such Company’s Obligations or the lack thereof.

(b) Each Company expressly waives any and all rights of subrogation, reimbursement, indemnity, exoneration, contribution or any other claim which such Company may now or hereafter have against the other or other person or entity directly or contingently liable for the Obligations, or against or with respect to any other’s property (including, without limitation, any property which is collateral for the Obligations), arising from the existence or performance of this Note, until all Obligations have been indefeasibly paid in full and this Note and the Ancillary Agreements have been irrevocably terminated.

(c) Each Company represents and warrants to the Holder that (i) Companies have one or more common shareholders, directors and officers, (ii) the businesses and corporate activities of Companies are closely related to, and substantially benefit, the business and corporate activities of Companies, (iii) the financial and other operations of Companies are performed on a combined basis as if Companies constituted a consolidated corporate group, (iv) Companies will receive a substantial economic benefit from entering into this Note and will receive a substantial economic benefit from the application of each amount hereunder, in each case, whether or not such amount is used directly by any Company and (v) all loans hereunder are for the exclusive and indivisible benefit of the Companies as though, for purposes of this Note, the Companies constituted a single entity.

3.16 Security Interest/Hypothec. The Holder has been granted (i) a security interest in certain assets of each Company and (ii) a hypothec on certain assets of Pneutech and Rousseau as more fully described in the Security Agreements to secure, inter alia, each of the Companies’ joint and several (solidary) obligations under this Note.

3.17 Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

3.18 Registered Obligation. This Note is intended to be a registered obligation within the meaning of Treasury Regulation Section 1.871-14(c)(1)(i) and each Company (or its agent) shall register this Note (and thereafter shall maintain such registration) as to both principal and any stated interest. Notwithstanding any document, instrument or agreement relating to this Note to the contrary, transfer of this Note (or the right to any payments of principal or stated interest thereunder) may only be effected by (i) surrender of this Note and either the reissuance by the Companies of this Note to the new holder or the issuance by the Companies of a new instrument to the new holder, or (ii) transfer through a book entry system maintained by each Company (or its agent), within the meaning of Treasury Regulation Section 1.871-14(c)(1)(i)(B).

3.19 Language. The parties have requested that this Note and the other documents contemplated hereby or relating hereto be drawn up in the English language. Les parties ont requis que cette convention ainsi que tous les documents qui y sont envisagés ou qui s’y rapportent soient rédigés en langue anglaise.

[Balance of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, each Company has caused this Secured Term Note to be signed in its name effective as of this 8th day of November, 2006.

PNEUTECH INC.

By:	/s/ MICHAEL LUTHER
Name: Michael Luther
Title: CEO

ROUSSEAU CONTROLS INC.

By:	/s/ MICHAEL LUTHER
Name: Michael Luther
Title: CEO

HYDRAMEN FLUID POWER LIMITED

By:	/s/ MICHAEL LUTHER
Name: Michael Luther
Title: CEO